Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

April 28, 2017

VIA EDGAR TRANSMISSION

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	TPG Pace Energy Holdings Corp.
Registration Statement on Form S-1
Submitted April 17, 2017
File No. 333-217338

Dear Mr. Spirgel:

On behalf of our client, TPG Pace Energy Holdings Corp., a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 27, 2017, relating to the Registration Statement on Form S-1 of the Company (File No. 333-217338) filed with the Commission on April 17, 2017. We are concurrently filing via EDGAR Amendment No. 1 to the registration statement on Form S-1 (the “Registration Statement”). The changes reflected in the Registration Statement reflect the removal of the new redemption feature with respect to the warrants and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Registration Statement, including copies marked to show the changes from the version filed via EDGAR on April 17, 2017.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to the Registration Statement.

The Offering

Redemption of warrants for Class A common stock, page 13

1.	We note your response to our prior comment 1 discussing the new redemption feature of the warrants for Class A common stock. Please disclose that this warrant redemption feature differs from warrant redemption features used in other blank check offerings. Clarify why the company can redeem the warrants when the shares of Class A common stock are trading at a price starting at $10, which is below the exercise price of $11.50. As suggested by the illustrative table you provided in your response letter, disclose, if true, that the company can redeem the warrants for no consideration when they are “out of the money” immediately after a business combination. Please highlight these facts and discuss any negative implications to the warrant holders. Finally, explain the potential scenarios where the company would choose to redeem the warrants using this redemption method and disclose when specifically it would be in the best interest of the company to do so.

Larry Spirgel

Securities and Exchange Commission

April 28, 2017

The Company respectfully advises the Staff that it has decided not to include the new redemption feature with respect to the warrants and, accordingly, has revised the disclosure to remove references to such redemption feature.

Warrants, page 125

2.	Clarify in the introductory information preceding the table on page 127 that the numbers in the table represent the “redemption price” that will be used to determine the number of shares of Class A common stock a warrant holder will receive upon redemption. Explain how the “redemption price” will be determined. Provide examples to illustrate the operation of the redemption feature based upon different redemption dates and fair market values.

The Company respectfully advises the Staff that it has revised the disclosure to remove references to the new warrant redemption feature.

*     *     *     *     *

Please contact the undersigned at (212) 310-8971 if you have any questions or need further information.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch

cc:	Stephen Chazen

President and Chief Executive Officer

TPG Pace Energy Holdings Corp.

Robert Shapiro, Senior Staff Accountant

Robert Littlepage, Accountant Branch Chief

Joshua Shainess, Attorney-Adviser

Kathleen Krebs, Special Counsel

Securities and Exchange Commission

Paul D. Tropp, Esq.

Freshfields Bruckhaus Deringer US LLP

2